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Exhibit 99.1

         [Cogent Letterhead]

March 29, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Arthur Andersen LLP has represented to Cogent Communications Group, Inc. that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. The availability of Andersen personnel at foreign affiliates was not relevant to our audit; therefore, the assurances from Andersen as to foreign affiliates are not applicable to us.

Sincerely,

/s/ H. HELEN LEE

H. Helen Lee
Chief Financial Officer and Director

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  Exhibit 99.1